Exhibit 99.14

CONSENT

We hereby consent to the reference to our studies relating to the valuation of an embedded derivative included in a loan agreement as of December 31, 2009, dated January 2010, appearing in the Current Report on Form 6-K of Elbit Imaging Ltd. and to the incorporation by reference of this Current Report in the Registration Statement on Form F-3 (Registration No. 333-172122) and in the Registration Statements on Form S-8 (Registration No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) filed by Elbit Imaging Ltd, as required by the U.S. Securities and Exchange Commission.

This consent is not to be construed as an admission that we are an expert or that we are a person whose consent is required to be filed under the provisions of the Securities Act of 1933, as amended.

/s/ Giza Zinger Even
Giza Zinger Even

Tel Aviv, Israel
March 28, 2012